Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

Annex A to the press release, dated July 27, 2008, and filed by KKR & Co. L.P. pursuant to Rule 425 of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on July 28, 2008, is hereby restated to reflect a correction to footnote 1 to the table titled “KKR Group Total Reportable Segment Pro Forma Information After Adjustments for the Restructuring Transactions and the Acquisition, Three Months Ended  March 31, 2008” on page A-6.

This filing contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KPE’s and KKR’s beliefs, assumptions and expectations of their future performance, taking into account all information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KPE and KKR or are within their control. If a change occurs, KPE’s and KKR’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to vary from the forward-looking statements: general volatility of the capital markets; changes in KPE’s and KKR’s business strategy; availability, terms and deployment of capital; availability of qualified personnel and expense of recruiting and retaining such personnel; changes in the asset management industry, interest rates or the general economy; underperformance of KKR’s investments and decreased ability to raise funds; increased rates of default and/or decreased recovery rates on KPE’s investments; and the degree and nature of KPE’s and KKR’s competition. Neither KPE nor KKR undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. In addition, KKR’s and KPE’s business strategy is focused on the long-term and financial results are subject to significant volatility.  Historically year-to-year results have varied dramatically and have not be subject to reliable forecasting.  Additional factors that could cause performance, returns or results to differ materially from the forward-looking statements can be found in KKR’s Registration Statement on Form S-1 (file no. 333-144335) filed with the Securities and Exchange Commission.

This filing is being made in respect of the proposed transaction involving KKR and KPE. In connection with the proposed transaction, KKR will file with the SEC an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR, 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

Annex A

PRELIMINARY UNAUDITED PRO FORMA SEGMENT INFORMATION

The following preliminary unaudited pro forma segment information for the year ended December 31, 2007 and the three months ended March 31, 2008 gives effect to:

•                                          the acquisition by KKR & Co. L.P. (“KKR”) of all of the outstanding limited partner interests in KKR PEI Investments, L.P. (the “Acquired Partnership”) from KKR Private Equity Investors, L.P. (“KPE”) and the assumption by KKR of all of the liabilities of KPE in exchange for newly issued common units and contingent value interests in KKR (the “Acquisition”); and

•                                          certain aspects of the internal restructuring transactions that have been or will be effected by the KKR Group prior to the completion of the Acquisition (the “Restructuring Transactions”).

This preliminary unaudited pro forma segment information is based on historical segment information of the accounting predecessor of KKR (the “KKR Group”) and historical financial information of the Acquired Partnership and gives effect to the aspects of the Restructuring Transactions and the Acquisition described herein as if they had occurred on January 1, 2007 by applying the adjustments described in the accompanying notes. Such adjustments are based on information that is currently available and determinable and on assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transaction aspects described herein on the historical segment financial information of the KKR Group.

This preliminary unaudited pro forma segment information is included for informational purposes only and is preliminary in nature due to the fact that not all information relating to the Restructuring Transactions and the Acquisition is currently available and determinable. This information does not purport to show the pro forma impact of any transactions or arrangements relating to the Restructuring Transactions and the Acquisition other than those specifically described herein or the pro forma impact of any transactions or arrangements on the financial condition of the reportable business segments of the KKR Group or the combined statement of financial condition and statements of income of the KKR Group presented in accordance with generally accepted accounting principles in the United States (“GAAP”). In addition, this information does not purport to show the actual segment or financial statement results that the KKR Group would have had if the Restructuring Transactions and the Acquisition had occurred on the date indicated, or had KKR operated as a public company during the periods presented, or for any future period.

This preliminary unaudited pro forma segment information is subject to change as additional information concerning the Restructuring Transactions and the Acquisition becomes available or determinable. This information will also differ from any pro forma financial information of the KKR Group that gives effect to the impact of the Restructuring Transactions and the Acquisition on the face of the combined financial statements of the KKR Group that are presented in accordance with GAAP. See “Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income,” “Basis of Presentation,” “Notes to Preliminary Unaudited Pro Forma Segment Information — Transactions and Adjustments Excluded from Pro Forma Presentation.” You are cautioned not to place undue reliance on this information.

Basis of Presentation

Financial Statements

The KKR Group is considered the predecessor of KKR for accounting purposes and its historical combined financial statements will be the historical financial statements of KKR following the completion of the Restructuring Transactions and the Acquisition. In accordance with GAAP, the historical combined financial statements of the KKR Group consolidate a number of funds that are sponsored by the KKR Group, despite the fact that the KKR Group has only a minority economic interest in those entities. This consolidation is due to the substantive controlling rights and operational discretion that the KKR Group maintains over such entities through its general partner or managing member interests and the fact that non-controlling interest holders do not hold any substantive rights that would enable them to impact the ongoing governance and operating activities of such entities. These consolidated entities, which include the Acquired Partnership, are collectively referred to as the “Consolidated Entities.”

As a result of the consolidation of the Consolidated Entities, the combined financial statements of the KKR Group reflect the assets, liabilities, revenues, expenses and cash flows of the Consolidated Entities on a gross basis. The majority of the economic interests in the Consolidated Entities, which are held by third-party investors, are reflected as non-controlling interests. Substantially all of the management fees and certain other amounts that the KKR Group earns from the Consolidated Entities are eliminated in combination. However, because those amounts are earned from non-controlling interest holders, the KKR Group’s allocable share of the net income from the Consolidated Entities is increased by the amounts eliminated. Accordingly, the consolidation of the Consolidated Entities does not have a net effect on the amounts of income before taxes, net income or partners’ capital that are reported by the KKR Group.

While the consolidation of the Consolidated Entities does not have a net effect on the amounts of income before taxes, net income or partners’ capital reported by the KKR Group, the consolidation does significantly impact other aspects of the combined financial statement presentation of the KKR Group. This is due to the fact that the assets, liabilities, income and expenses of the Consolidated Entities are reflected on a gross basis while the allocable share of those amounts that are attributable to non-controlling interest holders are reflected as single line items. The single line items in which the assets, liabilities, income and expense attributable to non-controlling interest holders are recorded consist of “non-controlling interests in consolidated entities” in the statement of financial condition and “non-controlling interests in income of consolidated entities” in the income statement.

Segment Information

The historical segment financial information of the KKR Group is presented as a supplemental disclosure for the reportable business segments of the KKR Group in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). This standard is based on a management approach, which requires segment presentation based on the financial reporting used by management to make operating decisions, assess performance and allocate resources. The KKR Group currently operates through two reportable business segments: Private Equity and Fixed Income. All inter-segment transactions are eliminated in the segment presentation.

Management of the KKR Group makes operating decisions, assesses performance and allocates resources based on financial and operating data and measures that are presented without giving effect to the consolidation of any of the Consolidated Entities. As a result, unlike the reporting in the combined financial statements of the KKR Group, the KKR Group’s segment reporting does not give effect to the consolidation of the Consolidated Entities. The exclusion of the Consolidated Entities in segment reporting results in the inclusion of management fees and incentive fees in fee income that would otherwise be eliminated in combination, the exclusion of investment income and expenses that are attributable to non-controlling interests held by third-party investors and the exclusion of corresponding charges and credits that are accounted for as non-controlling interests in the income of consolidated entities.

Given the differences between the combined financial statement presentation and the segment reporting of the KKR Group, the preliminary unaudited pro forma segment information presented in this document, including the adjustments described in the accompanying notes, will differ from pro forma financial information of the KKR Group that gives effect to the impact of the Restructuring Transactions and the Acquisition and related adjustments on the KKR Group’s combined financial statements.  This preliminary unaudited pro forma segment information should not be considered as a substitute for pro forma financial information of the KKR Group that gives effect to the impact of the Restructuring Transactions and the Acquisition and related adjustments on the KKR Group’s combined financial statements or for the combined financial statements of the KKR Group presented in accordance with GAAP. For a reconciliation of management’s reporting of the historical segment information of the KKR Group and preliminary unaudited pro forma segment information of KKR to the historical combined operating results of the KKR Group and the preliminary unaudited pro forma combined operating results of KKR, see “Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income.”

Restructuring Transactions

 Acquisition of Non-Controlling Interests in Fixed Income Segment

In the historical combined financial statements, the KKR Group held all of the equity interests in the parent of the management companies for the KKR Group’s credit strategy funds other than certain non-controlling interests that allocated 35% of the net income generated by the parent company to the non-controlling interest holders. On May 30, 2008, the KKR Group entered into an agreement to acquire all of these non-controlling interests for cash consideration (the “KFI Acquisition”). As a result of the KFI Acquisition, the KKR Group now owns all of the equity interests in the parent of the management companies for its credit strategy funds and is entitled to all of the net income and cash flows generated by the management companies.

Conversion into a Holding Partnership Structure

Prior to the completion of the Acquisition, the business of the KKR Group will be reorganized under two new partnerships (the “Group Partnerships”) of which KKR will serve as the ultimate general partner. The reorganization will involve a contribution of equity interests in the KKR Group that are held by KKR principals in exchange for newly issued Group Partnership units. No cash will be received in connection with such exchanges. As a result of these transactions, the Group Partnerships will hold all of the controlling and non-controlling interests in the entities that are consolidated in the historical combined financial statements of the KKR Group other than:

•                                          controlling and economic interests in the 1996 Fund and such fund’s general partners, which interests will not be contributed to the Group Partnerships due to the fact that the general partners of those funds are not expected to receive meaningful proceeds from further realizations of investments;

•                                          non-controlling economic interests in the KKR Group that will allocate to a former KKR principal and such person’s designees an aggregate of 1% of the carried interest received by general partners of the KKR funds and 1% of any other earnings of the KKR Group until a future date;

•                                          non-controlling economic interests in the KKR Group that will allocate to former KKR principals and their designees a portion of the carried interest received by the general partners of the KKR Funds with respect to investments made during the tenure of such former KKR principals with KKR; and

•                                          non-controlling economic interests in the KKR Group that will allocate to current and former KKR principals all of the capital invested by or on behalf of the general partners of the KKR funds before the completion of the Restructuring Transactions and the Acquisition and any profits thereon.

The controlling and economic interests in the 1996 Fund and the general partners of the 1996 Fund described above will no longer be reflected in the combined financial statements of the KKR Group following the completion of the Restructuring Transactions and the Acquisition, due to the fact that such interests will not be acquired by the Group Partnerships. The other non-controlling economic interests described above (the “Other Interests”) are currently reflected in the partners’ capital of the KKR Group, but will be accounted for as non-controlling interests in consolidated entities from and after the completion of the Restructuring Transactions, because such interests will be held at a subsidiary level. The allocable share of income and expense attributable to the Other Interests will be accounted for as non-controlling interests in income of consolidated entities.   The allocable share of capital attributable to the Other Interests will be accounted for as non-controlling interests in consolidated entities.

Acquisition

In connection with the Acquisition, KKR will acquire all of the assets of KPE, including the limited partner interests of the Acquired Partnership and assume all of the liabilities of KPE in exchange for newly issued common units and contingent value interests (“CVIs”) in KKR. The common units of KKR issued to KPE unitholders will represent 21% of the outstanding limited partner interests in KKR upon the completion of the Acquisition, assuming that all Group Partnership units indirectly held by current KKR principals are exchanged for newly-issued KKR common units on a one-for-one basis and excluding any equity grants made under KKR’s equity incentive plan. KKR principals will hold their Group Partnership units through KKR Holdings, L.P. (“KKR Holdings”). See “Note (IV) under Transactions and Adjustments Excluded from Pro Forma Presentation” for a description of the exchangeability of Group Partnership units for KKR common units.

The CVIs issued by KKR reflect the terms of a purchase price adjustment mechanism (the “PPAM”) embedded in KKR’s interests in the Group Partnerships. Under the PPAM, KKR will be entitled to a variable amount of newly issued Group Partnership common units or cash, at the election of KKR Holdings, on the third anniversary of the issue date in the event that the trading price of a KKR common unit over an averaging period plus the cumulative distributions paid on a KKR common unit from the issue date are less than $22.25. Any consideration required to be delivered by the Group Partnerships to KKR will be paid by KKR to the CVI holders as follows:

•                                          If the PPAM is settled by the Group Partnerships with newly-issued Group Partnership common units, KKR will issue an equivalent number of its own additional common units to CVI holders in settlement of the CVIs. A corresponding number of Group Partnership units held by KKR principals through KKR Holdings will then be cancelled.

•                                          If the PPAM is settled by the Group Partnerships with cash, KKR principals will through KKR Holdings contribute cash to the Group Partnerships in an amount equal to the cash settlement price of the CVIs. The Group Partnerships will distribute such cash to KKR, which will then deliver the cash to CVI holders in settlement of the CVIs.

The consideration payable under the PPAM will be subject to a cap, such that the maximum consideration delivered in respect of the PPAM (and ultimately to the CVI holders) will not exceed 0.2857 common units per CVI or $4.94 of cash per CVI. The actual amount of consideration delivered under the PPAM (and ultimately to the CVI holders), if any, may be lower and will ultimately depend on the trading price of KKR common units and the amount of distributions made thereon.

Upon completion of the transactions described above, KKR will directly or indirectly contribute all of the limited partner interests in the Acquired Partnership (and in certain cases direct assets of the Acquired Partnership) to the Group Partnerships in exchange for newly issued partner interests in the Group Partnerships (“Group Partnership units”). Units in one of the Group Partnerships will be held through an intermediate holding company that will be taxable as a corporation for U.S. federal income tax purposes. See Note (III) under “Transactions and Adjustments Excluded from Pro Forma Presentation.” The Group Partnership units will provide KKR with a 21% economic interest in each of the Group Partnerships and allow KKR to share ratably in the assets, liabilities, profits, losses and distributions of the Group Partnerships. The balance of the Group Partnership units will be held by current KKR principals through their interests in KKR Holdings and will be accounted for in the consolidated financial statements of KKR as non-controlling interests in consolidated entities.

All amounts in the following tables and notes to preliminary unaudited pro-forma segment information are in thousands ($000s).

KKR Group Historical Total Reportable Segment Information
Three Months Ended March 31, 2008

	Private Equity	Fixed Income	Total Reportable Segments	(e) Acquired Partnership Historical Information
Management Fees	$78,833	$16,127	$94,960	$—
Advisory Fees	37,740	3,333	41,073	—
Incentive Fees	—	—	—	—
Total Fee Income	116,573	19,460	136,033	—

Employee Compensation and Benefits	43,412	4,651	48,063	—
Other Operating Expenses	48,561	4,154	52,715	14,748
Total Expenses	91,973	8,805	100,778	14,748
Fee Related Earnings	24,600	10,655	35,255	(14,748)
Investment Income (Loss)	(148,310)	(85)	(148,395)	(253,287)
Non-Controlling Interests	65	3,805	3,870	—
Economic Net Income (Loss)	$(123,775)	$6,765	$(117,010)	$(268,035)

KKR Group Total Reportable Segment Pro Forma Information

After Adjustments for the Restructuring Transactions and the Acquisition

Three Months Ended March 31, 2008

	Total Reportable Segments Historical		Adjustments for Restructuring Transactions		Acquired Partnership and Adjustments for Acquisition		Total Reportable Segments As Adjusted (100%)	Allocation to KKR Holdings (79%)		Total Reportable Segments Pro forma (21%)
Management Fees	$94,960		$—		$(13,470	)(f)	$81,490	$—		$81,490
Advisory Fees	41,073		—		—		41,073	—		41,073
Incentive Fees	—		—		—	(f)	—	—		—
Total Fee Income	136,033		—		(13,470)		122,563	—		122,563

Employee Compensation and Benefits	48,063		(17,585	)(d)	—		30,478	—		30,478
Other Operating Expenses	52,715		(21	)(a)	1,278	(f)	53,972	—		53,972
Total Expenses	100,778		(17,606)		1,278		84,450	—		84,450
Fee Related Earnings	35,255		17,606		(14,748)		38,113	—		38,113
Investment Income (Loss)	(148,395)		14,437	(a)	(252,755	)(g)	(386,713)	—		(386,713)
Non-Controlling Interests	3,870		(41,665	)(b)(c)	(2,676	)(h)	(40,471)	(243,423	)(i)	(283,894)
Economic Net Income (Loss)	$(117,010	)(1)	$73,708		$(264,827)		$(308,129)	$243,423		$(64,706)

(1) For the three months ended June 30, 2008, Economic Net Income for the total reportable segments of the KKR Group on a historical basis is expected to be between $80 million and $120 million.  See “Forward-Looking Statements” in the press release to which this Annex is attached.

KKR Group Private Equity Pro Forma Information

After Adjustments for the Restructuring Transactions and the Acquisition

Three Months Ended March 31, 2008

	Private Equity Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Private Equity As Adjusted (100%)	Allocation to KKR Holdings (79%)		Private Equity Pro-Forma (21%)
Management Fees	$78,833	$—		$(12,817	)(f)	$66,016	$—		$66,016
Advisory Fees	37,740	—		—		37,740	—		37,740
Incentive Fees	—	—		—		—	—		—
Total Fee Income	116,573	—		(12,817)		103,756	—		103,756

Employee Compensation and Benefits	43,412	(16,194	)(d)	—		27,218	—		27,218
Other Operating Expenses	48,561	(21	)(a)	—		48,540	—		48,540
Total Expenses	91,973	(16,215)		—		75,758	—		75,758
Fee Related Earnings	24,600	16,215		(12,817)		27,998	—		27,998
Investment Income (Loss)	(148,310)	14,437	(a)	3,355	(g)	(130,518)	—		(130,518)
Non-Controlling Interests	65	(37,979	)(b)	(95	)(h)	(38,009)	(50,964	)(i)	(88,973)
Economic Net Income (Loss)	$(123,775)	$68,631		$(9,367)		$(64,511)	$50,964		$(13,547)

KKR Group Fixed Income Pro Forma Information

After Adjustment for the Restructuring Transactions and the Acquisition

Three Months Ended March 31, 2008

	Fixed Income Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Fixed Income As Adjusted (100%)	Allocation to KKR Holdings (79%)		Fixed Income Pro-Forma (21%)
Management Fees	$16,127	$—		$(653	)(f)	$15,474	$—		$15,474
Advisory Fees	3,333	—		—		3,333	—		3,333
Incentive Fees	—	—		—	(f)	—	—		—
Total Fee Income	19,460	—		(653)		18,807	—		18,807

Employee Compensation and Benefits	4,651	(1,391	)(d)	—		3,260	—		3,260
Other Operating Expenses	4,154	—		—		4,154	—		4,154
Total Expenses	8,805	(1,391)		—		7,414	—		7,414
Fee Related Earnings	10,655	1,391		(653)		11,393	—		11,393
Investment Income (Loss)	(85)	—		—		(85)	—		(85)
Non-Controlling Interests	3,805	(3,686	)(c)	(7	)(h)	112	8,844	(i)	8,956
Economic Net Income (Loss)	$6,765	$5,077		$(646)		$11,196	$(8,844)		$2,352

KPE Partnership Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Three Months Ended March 31, 2008

	(e) Acquired Partnership Historical	Adjustments for Restructuring Transactions	Adjustments for Acquisition		Principal As Adjusted (100%)	Allocation to KKR Holdings (79%)		(e) Principal Pro-Forma (21%)
Management Fees	$—	$—	$—		$—	$—		$—
Advisory Fees	—	—	—		—	—		—
Incentive Fees	—	—	—		—	—		—
Total Fee Income	—	—	—		—	—		—

Employee Compensation and Benefits	—	—	—		—	—		—
Other Operating Expenses	14,748	—	(13,470	)(f)	1,278	—		1,278
Total Expenses	14,748	—	(13,470)		1,278	—		1,278
Fee Related Earnings	(14,748)	—	13,470		(1,278)	—		(1,278)
Investment Income (Loss)	(253,287)	—	(2,823	)(g)	(256,110)	—		(256,110)
Non-Controlling Interests	—	—	(2,574	)(h)	(2,574)	(201,303	)(i)	(203,877)
Economic Net Income (Loss)	$(268,035)	$—	$13,221		$(254,814)	$201,303		$(53,511)

KKR Group Historical Total Reportable Segment Information
Year Ended December 31, 2007

	Private Equity	Fixed Income	Total Reportable Segments	(e) Acquired Partnership Historical Information
Management Fees	$231,527	$68,194	$299,721	$—
Advisory Fees	537,126	11,421	548,547	—
Incentive Fees	—	23,335	23,335	—
Total Fee Income	768,653	102,950	871,603	—
Employee Compensation and Benefits	187,540	24,507	212,047	—
Other Operating Expenses	209,700	16,349	226,049	56,157
Total Expenses	397,240	40,856	438,096	56,157
Fee Related Earnings	371,413	62,094	433,507	(56,157)
Investment Income (Loss)	403,601	984	404,585	58,930
Non-Controlling Interests	—	23,264	23,264	—
Economic Net Income (Loss)	$775,014	$39,814	$814,828	$2,773

KKR Group Total Reportable Segment Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Total Reportable Segments Historical	Adjustments for Restructuring Transactions		Acquired Partnership and Adjustments for Acquisition		Total Reportable Segments As Adjusted (100%)	Allocation to KKR Holdings (79%)		Total Reportable Segments Pro Forma (21%)
Management Fees	$299,721	$—		$(47,584	)(f)	$252,137	$—		$252,137
Advisory Fees	548,547	—		—		548,547	—		548,547
Incentive Fees	23,335	—		(956	)(f)	22,379	—		22,379
Total Fee Income	871,603	—		(48,540)		823,063	—		823,063

Employee Compensation and Benefits	212,047	(101,756	)(d)	—		110,291	—		110,291
Other Operating Expenses	226,049	(2,184	)(a)	7,617	(f)	231,482	—		231,482
Total Expenses	438,096	(103,940)		7,617		341,773	—		341,773
Fee Related Earnings	433,507	103,940		(56,157)		481,290	—		481,290
Investment Income (Loss)	404,585	(111,144	)(a)	58,827	(g)	352,268	—		352,268
Non-Controlling Interests	23,264	48,772	(b)(c)	28	(h)	72,064	601,581	(i)	673,645
Economic Net Income (Loss)	$814,828	$(55,976)		$2,642		$761,494	$(601,581)		$159,913

KKR Group Private Equity Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Private Equity Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Private Equity As Adjusted (100%)	Allocation to KKR Holdings (79%)		Private Equity Pro-Forma (21%)
Management Fees	$231,527	$—		$(44,040	)(f)	$187,487	$—		$187,487
Advisory Fees	537,126	—		—		537,126	—		537,126
Incentive Fees	—	—		—		—	—		—
Total Fee Income	768,653	—		(44,040)		724,613	—		724,613

Employee Compensation and Benefits	187,540	(95,600	)(d)	—		91,940	—		91,940
Other Operating Expenses	209,700	(2,184	)(a)	—		207,516	—		207,516
Total Expenses	397,240	(97,784)		—		299,456	—		299,456
Fee Related Earnings	371,413	97,784		(44,040)		425,157	—		425,157
Investment Income (Loss)	403,601	(111,144	)(a)	(14,147	)(g)	278,310	—		278,310
Non-Controlling Interests	—	71,344	(b)	(581	)(h)	70,763	499,836	(i)	570,599
Economic Net Income (Loss)	$775,014	$(84,704)		$(57,606)		$632,704	$(499,836)		$132,868

KKR Group Fixed Income Pro Forma Information
After Adjustment for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Fixed Income Historical	Adjustments for Restructuring Transactions		Adjustments for Acquisition		Fixed Income As Adjusted (100%)	Allocation to KKR Holdings (79%)		Fixed Income Pro-Forma (21%)
Management Fees	$68,194	$—		$(3,544	)(f)	$64,650	$—		$64,650
Advisory Fees	11,421	—		—		11,421	—		11,421
Incentive Fees	23,335	—		(956	)(f)	22,379	—		22,379
Total Fee Income	102,950	—		(4,500)		98,450	—		98,450

Employee Compensation and Benefits	24,507	(6,156	)(d)	—		18,351	—		18,351
Other Operating Expenses	16,349	—		—		16,349	—		16,349
Total Expenses	40,856	(6,156)		—		34,700	—		34,700
Fee Related Earnings	62,094	6,156		(4,500)		63,750	—		63,750
Investment Income (Loss)	984	—		—		984	—		984
Non-Controlling Interests	23,264	(22,572	)(c)	(45	)(h)	647	50,629	(i)	51,276
Economic Net Income (Loss)	$39,814	$28,728		$(4,455)		$64,087	$(50,629)		$13,458

KPE Partnership Pro Forma Information
After Adjustments for the Restructuring Transactions and the Acquisition
Year  Ended December 31, 2007

	(e) Acquired Partnership Historical	Adjustments for Restructuring Transactions	Adjustments for Acquisition		Principal As Adjusted (100%)	Allocation to KKR Holdings (79%)		(e) Principal Pro-Forma (21%)
Management Fees	$—	$—	$—		$—	$—		$—
Advisory Fees	—	—	—		—	—		—
Incentive Fees	—	—	—		—	—		—
Total Fee Income	—	—	—		—	—		—

Employee Compensation and Benefits	—	—	—		—	—		—
Other Operating Expenses	56,157	—	(48,540	)(f)	7,617	—		7,617
Total Expenses	56,157	—	(48,540)		7,617	—		7,617
Fee Related Earnings	(56,157)	—	48,540		(7,617)	—		(7,617)
Investment Income (Loss)	58,930	—	14,044	(g)	72,974	—		72,974
Non-Controlling Interests	—	—	654	(h)	654	51,116	(i)	51,770
Economic Net Income (Loss)	$2,773	$—	$61,930		$64,703	$(51,116)		$13,587

Notes to Preliminary Unaudited Pro Forma Segment Information

(All amounts are in thousands ($000s))

1.                                      Historical KKR Group Segment Information

The KKR Group is a global alternative asset manager with principal executive offices in New York and Menlo Park, California. Its alternative asset management business involves sponsoring and managing investment funds that make investments worldwide in private equity and debt transactions on behalf of third-party investors and the KKR principals, including the founders of the KKR Group. In connection with these activities, the KKR Group also manages investments in public equity and is engaged in capital markets activities. With respect to certain funds that it sponsors, the KKR Group commits to contribute a specified amount of equity as the general partner of the fund (ranging from approximately 2% to 4% of a fund’s total capital commitments) to fund a portion of the acquisition price for the fund’s investments.

The KKR Group earns ongoing management fees for providing management and other services to its private equity and credit strategy funds as well as advisory and incentive fees in connection with investments or transactions. The KKR Group also earns investment income from investing its own capital alongside third party investors and from the carried interest it receives in respect of fund investments. A carried interest provides the general partner of a fund with a disproportionate share of the investment gains generated on third-party capital invested by the fund.

The historical combined financial statements of the KKR Group include the results of eight of the KKR Group’s private equity funds (including the Acquired Partnership) and two of the KKR Group’s credit strategy funds (the “KKR Funds”) and the general partners and management companies of those funds. The KKR Group operates as a single professional services firm and carries out its business activities under the “KKR” brand name. The entities comprising the KKR Group are under the common control of the senior principals of the KKR Group (the “Senior Principals”), who are actively involved in the KKR Group’s operations and management.

For management reporting purposes, the KKR Group currently operates through two reportable business segments: Private Equity and Fixed Income.

•                                          The Private Equity segment involves sponsoring and managing a group of funds that make primarily control-oriented investments in connection with leveraged buyouts and other similar investment opportunities. These funds are managed by Kohlberg Kravis Roberts & Co. L.P. and currently consist of a number of private equity funds that have a finite life and investment period and the Acquired Partnership, a private equity-oriented permanent capital vehicle.

•                                          The Fixed Income segment involves sponsoring and managing a group of private and publicly-traded investment funds and managed accounts that invest primarily in corporate debt as well as managing four structured finance vehicles that were established to complete secured financing transactions. These entities are managed primarily by KKR Financial Advisors LLC and KKR Strategic Capital Management, L.L.C. and include KKR Financial Holdings LLC (NYSE: KFN) and the KKR Strategic Capital Funds, one of which is currently owned by KPE.

Within each of these segments, the KKR Group conducts capital markets and public equity activities. However, such activities do not qualify as separately reportable business segments under SFAS 131 and the results of such activities are included in the Private Equity and Fixed Income segments. All inter-segment transactions are eliminated in the segment presentation.

Management makes operating decisions and assesses the performance of each of the KKR Group’s business segments based on financial and operating metrics and data that is presented excluding the impact of the consolidation of the Consolidated Entities in the combined financial statements of the

KKR Group. As a result, all segment information for the KKR Group excludes the assets, liabilities and operating results related to the Consolidated Entities. See “Basis of Presentation.”

Economic net income (“ENI”) and fee related earnings are key performance measures used by management. ENI represents net income excluding the impact of income taxes, non-cash employee compensation charges associated with equity interests in the KKR Group’s business, any compensation borne by KKR Holdings, and charges relating to the amortization of intangible assets. See “Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income.” Fee related earnings represents net income adjusted to: (i) include management fees earned from consolidated funds that were eliminated in consolidation; (ii) exclude expenses of consolidated funds, non-cash employee compensation charges associated with equity interests in the KKR Group’s business, any compensation borne by KKR Holdings, and charges relating to the amortization of intangible assets; (iii) exclude investment income; (iv) exclude non-controlling interests in income of consolidated entities and (v) exclude the impact of taxes. These measures are used by management in making resource deployment and other operational decisions.

2.                                      Adjustments for the Restructuring Transactions

Because the legal entities that comprise the KKR Group are under the common control of the Senior Principals and will be under the common control of the Senior Principals following the completion of the Restructuring Transactions, the Restructuring Transactions will be accounted for as a transfer of interests under common control. Accordingly, KKR will carry forward into its consolidated financial statements the value of assets, liabilities and non-controlling interests in the combined entities recognized in the KKR Group’s combined financial statements, except as described in Note (I). All references to ENI in the following notes with the exception of Note (i) represent ENI before allocation to KKR Holdings.  See Note (i) for allocation to KKR Holdings.

(a)                               This amount has been adjusted to reflect the elimination of the financial results of the general partners of the 1996 Fund, because the Group Partnerships will not acquire an interest in those general partners in connection with the Restructuring Transactions due to the fact that the general partners of those funds are not expected to receive meaningful proceeds from further realizations. Those general partners are entitled to carried interests that allocate to them a percentage of the net profits generated on the fund’s investments, subject to certain requirements. The funds also pay management fees to the KKR Group in exchange for management and other services.

The elimination of the financial results of the general partners of the 1996 Fund resulted in the elimination of $2,184 of expenses and $111,144 of investment income for the year ended December 31, 2007 and $21 of expenses and $(14,437) of investment loss for the three months ended March 31, 2008. While the management fee paid by the 1996 Fund is eliminated as an inter-company transaction in the combined financial statements of the KKR Group, it is not eliminated in the historical segment information of the KKR Group due to the fact that segment results are presented without giving effect to the consolidation of the Consolidated Entities. Accordingly, no pro forma adjustments have been made to management fees or fee income related to the 1996 Fund for the periods indicated.

(b)                               This amount has been adjusted to reflect the inclusion of non-controlling interests in consolidated entities representing the Other Interests, except for non-controlling interests in consolidated entities representing Other Interests relating to capital invested by or on behalf of the general partners of the KKR Funds since January 1, 2007. See “Restructuring Transactions—Conversion into a Holding Partnership Structure” for a description of the Other Interests. While economic interests in the capital investments made by or on behalf of the general partners of the KKR Funds prior to the completion of the Acquisition will not be contributed to the Group Partnerships, the Group Partnerships will hold all of the interests in capital investments made by or on behalf of the general partners of the KKR Funds following the completion of the

Acquisition. To illustrate the pro forma impact that such future capital investments will have on the financial results of KKR, no pro forma adjustments have been made to eliminate the financial results of any capital investments made on or after January 1, 2007.

The inclusion of the Other Interests not relating to capital invested by or on behalf of the general partners of the KKR Funds since January 1, 2007 impacted non-controlling interests by $71,344 for the year ended December 31, 2007 and $(37,979) for the three months ended March 31, 2008 and impacted ENI during such periods by corresponding inverse amounts. The retention of the full impact of results attributable to capital invested by or on behalf of the general partners of the KKR Funds since January 1, 2007 contributed $20,553 in investment income and ENI for the year ended December 31, 2007 before allocation to KKR Holdings and $6,892 in investment income and ENI for the three months ended March 31, 2008 before allocation to KKR Holdings.

(c)                                  This amount has been adjusted to reflect the KFI Acquisition, which resulted in the elimination of non-controlling interests in income of consolidated entities that previously allocated 35% of the ENI generated by the management companies of the Fixed Income segment to holders of such interests. The elimination of these non-controlling interests in consolidated entities resulted in an increase in ENI of $22,572 for the year ended December 31, 2007 and $3,686 for the three months ended March 31, 2008.

(d)                                  This amount has been adjusted to reflect the elimination of executive bonuses attributable to the non-controlling principals. Following the Restructuring Transactions and the Acquisition, KKR principals will receive financial benefits from KKR’s business in the form of distributions and payments received from KKR Holdings and through their direct and indirect participation in the value of Group Partnership units held by KKR Holdings and the economic costs of any cash bonuses paid to KKR principals will be borne by KKR Holdings.

For the year ended December 31, 2007 and the three months ended March 31, 2008, these   arrangements resulted in the elimination of executive bonuses in the Private Equity segment by $95,600 and $16,194, respectively, and $6,156 and $1,391 from the Fixed Income segment, respectively. See Note (II) under “Transactions and Adjustments Excluded from Pro Forma Presentation” for information relating to certain, largely non-cash, employee compensation and benefits expenses that will be recorded in KKR’s financial statements following the Restructuring Transactions and the Acquisition.

3.                                      Adjustments for the Acquisition

(e)                                  It is anticipated that the business of the Acquired Partnership will be accounted for by KKR as a separate reportable business segment referred to as the Principal segment. Accordingly, the results of such business have been presented separately under such caption in the preliminary unaudited pro forma segment information of KKR.

(f)                                    This amount has been adjusted to reflect the elimination of the management and incentive fees paid by the Acquired Partnership under its services agreements with the KKR Group. While the Acquired Partnership will pay a management and incentive fee to subsidiaries of KKR in an amount to be determined following the Acquisition, the payments will be eliminated as inter-segment transactions, because the Acquired Partnership will be wholly-owned within the Principal segment. For the year ended December 31, 2007 and the three months ended March 31, 2008, the elimination reduced management fees of the Private Equity segment by $44,040 and $12,817, respectively, reduced management fees of the Fixed Income segment by $3,544 and $653, respectively, reduced incentive fees of the Fixed Income segment by $956 and $0, respectively, and reduced expenses of the Principal segment by $48,540 and $13,470, respectively.

(g)                                 This amount has been adjusted to reflect the elimination of carried interest allocated from certain investments in limited partner interests of the Acquired Partnership to the general partners of Consolidated Entities in the Group Partnership as well as amounts allocated to the general partner of the Acquired Partnership pursuant to its capital interest. While the Acquired Partnership will pay a carried interest to subsidiaries of KKR, the payments will be eliminated as inter-segment transactions, because the Acquired Partnership will be wholly-owned within the Principal segment. For the year ended December 31, 2007 and the three months ended March 31, 2008, the elimination increased (reduced) investment income of the Private Equity segment by $(14,147) and 3,355, respectively, and impacted investment income of the Principal segment by $14,044 and $(2,823), respectively.

(h)                                 This amount has been adjusted to reflect the inclusion of new non-controlling interests in consolidated entities representing Other Interests that a former KKR principal and such person’s designees will hold in the Principal segment. Those Other Interests will result in the allocation to such person of an aggregate of 1% of the net income reported by the KKR Group until a future date, as described under “Restructuring Transactions—Conversion into a Holding Partnership Structure.” The inclusion of such non-controlling interests in consolidated entities impacted non-controlling interests of the Principal segment by $654 for the year ended December 31, 2007 and $(2,574) for the three months ended March 31, 2008 and impacted ENI during such periods by corresponding inverse amounts.

(i)                                    This amount has been adjusted to reflect the inclusion of new non-controlling interests in consolidated entities representing the Group Partnership units that will be indirectly held by KKR principals through KKR Holdings following the completion of the Acquisition. The inclusion of these new non-controlling interests in consolidated entities described above impacted non-controlling interests by $601,581 for the year ended December 31, 2007 and $(243,423) for the three months ended March 31, 2008 and impacted ENI during such periods by corresponding inverse amounts.

4.                                      Transactions and Adjustments Excluded from Pro Forma Presentation

(I)                                    The KFI Acquisition and the contribution by Non-Controlling Principals of their equity interests in the KKR Group to the Group Partnerships in the Restructuring Transactions will be accounted for as an acquisition of a non-controlling interest in a consolidated entity using the purchase method of accounting with the KKR Group being treated as the accounting acquirer. The Acquisition will similarly be treated as an acquisition of a non-controlling interest in a consolidated entity using the purchase method of accounting with KKR being treated as the accounting acquirer.

Under purchase accounting, the KKR Group and KKR will allocate the purchase price to the fair value of the assets acquired and liabilities assumed.  Any excess of the purchase price over the fair value of the tangible assets acquired will be allocated to any separately identifiable intangible assets on the statement of financial condition with any excess recorded as goodwill. Finite-lived intangible assets will be amortized over their useful lives on a straight-line basis, which will give rise to non-cash amortization charges in KKR’s statement of financial condition over the amortization period. To the extent that the sum of the amounts assigned to assets acquired and liabilities assumed is in excess of the cost of the acquired interests, that excess will be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.  If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess will be recognized as an extraordinary gain in the period in which the transaction is completed.

No pro forma adjustments have been made to reflect these charges, because management’s financial reporting excludes the impact of charges relating to the amortization of intangible assets. Adjustments for such charges will be included, however, in pro forma financial information giving effect to the impact of the transactions on the face of the combined financial statements of the KKR Group.

(II)                             Following the Restructuring Transactions and the Acquisition, KKR principals will receive financial benefits from KKR’s business in the form of distributions or payments received from KKR Holdings and through their direct or indirect participation in the value of Group Partnership units held by KKR Holdings and, accordingly, such KKR principals will not be paid any cash bonuses directly by KKR. A portion of the interests in KKR Holdings that will entitle KKR principals to participate in the value of Group Partnership units held by KKR Holdings will be subject to vesting and a portion of the distributions or payments made to such individuals from KKR Holdings will be subject to discretionary allocation. In addition, in connection with the Restructuring Transactions and the Acquisition, KKR expects to adopt an equity incentive plan and grant awards under such plan to employees who are not KKR principals.

The above arrangements are expected to give rise to periodic employee compensation and benefits charges in the consolidated financial statements of KKR, despite the fact that substantially all of the economic consequences of such arrangements will be borne solely by KKR principals. Except for cash-settled awards granted under KKR’s equity incentive plan and any compensation borne by KKR Holdings, these employee compensation and benefits charges will consist of non-cash charges. No pro forma adjustments have been made to reflect these charges, because management’s segment reporting excludes the impact of non-cash employee compensation charges associated with equity interests in the KKR business as well as any compensation borne by KKR Holdings. No pro forma adjustments have been made to reflect the possibility of cash charges associated with grants of cash-settled awards under KKR’s equity incentive plan, because the form and amount of grants to be made under the plan have not yet been determined. Adjustments for the various employee compensation charges described above will be included, however, in pro forma financial information giving effect to the impact of the transactions on the face of the combined financial statements of the KKR Group.

(III)                         The KKR Group has historically operated as a group of partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Because most of the entities in the KKR Group are taxed as partnerships, the income of the KKR Group generally has been allocated to, and the resulting tax liability generally has been funded by, partners and the KKR Group generally has not been taxed at the entity level. Accordingly, income tax provisions reflected in the KKR Group’s historical combined financial statements primarily have been attributable to the New York City unincorporated business tax and foreign income taxes imposed on certain entities located outside the United States.

Following the Restructuring Transactions and the Acquisition, the Group Partnerships and their subsidiaries will continue to operate as partnerships for U.S. federal income tax purposes and, in the case of certain entities located outside the United States, corporate entities for foreign income tax purposes. Accordingly, those entities will continue to be subject to New York City unincorporated business taxes or foreign income taxes. Certain of the Group Partnership units owned by KKR, however, will be held through an intermediate holding company that will be taxable as a corporation for U.S. federal income tax purposes. As a result of such holding structure, KKR will record an additional provision for corporate income taxes that will reflect its current and deferred tax liability relating to the taxable earnings allocated to such entity.

No pro forma adjustments have been made to reflect the additional tax provision that will result from the Restructuring Transactions and the Acquisition, because management’s segment reporting and ENI is calculated on a pre-tax basis. Adjustments for the tax provision will be included, however, in pro forma financial information giving effect to the impact of the transactions on the face of the combined financial statements of the KKR Group. The anticipated impact of the additional tax provision on the financial statements of KKR has not yet been determined.

(IV)                        In connection with the Restructuring Transactions and the Acquisition, KKR will enter into an exchange agreement with KKR Holdings pursuant to which KKR Holdings or certain transferees of its Group Partnership units may up to four times each year exchange Group Partnership units held by them for KKR common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications and compliance with the terms and conditions of the exchange agreement. The Group Partnership units held by KKR Holdings will be subject to transfer restrictions and generally will not be exchangeable for a period of time following the completion of the Restructuring Transactions and the Acquisition. No determination has been made as to the manner in which such future exchanges will be accounted for in the consolidated financial statements of KKR. Accordingly, no pro forma adjustments have been made to reflect the exchange agreement.

(V)                             In connection with the Acquisition, KKR will issue CVIs that may result in an adjustment to the amount of consideration issued in the Acquisition under certain circumstances, as described under “Acquisition.” The CVIs may be settled in cash or through the delivery of additional KKR common units. This commitment of KKR is economically hedged by a similar arrangement with KKR Holdings as described under “Acquisition.” No determination has been made as to how the CVIs, or the arrangement with KKR Holdings, will be accounted for by KKR. Accordingly, no pro forma adjustments have been made.

(VI)                         Immediately prior to the Acquisition, the KKR Group is expected to make one or more cash and in-kind distributions to certain of its existing owners representing substantially all available cash-on-hand, certain receivables of its management companies and certain personal property (consisting of non-operating assets) of the management company for its Private Equity segment. The actual amount of such distributions has not yet been determined and will depend on the amounts of available cash-on-hand and receivables of the management companies and the book value of such personal property at the time of Acquisition. No pro forma adjustment has been made to reflect these distributions, because such distributions would not have significantly impacted the KKR Group’s operating results.

(VII)                   KKR and KPE will incur various expenses to complete the Restructuring Transactions and the Acquisition. These expenses include fees and expenses of the financial advisors, legal and other advisors engaged by each of KKR and KPE, transaction-related accounting and audit costs, fees and expenses of agents engaged to provide various services in connection with the Restructuring Transactions and the Acquisition, filing fees with regulatory bodies, listing fees and other miscellaneous costs. No pro forma adjustments have been made to reflect these expenses due to the fact that they currently are not determinable.

(VIII)               Following the Restructuring Transactions and the Acquisition, KKR will incur costs associated with being a publicly traded entity. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice, investor relations and compliance with applicable regulatory or stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations.

No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

Reconciliation of Segment Reporting to Financial Statement Reporting and Net Income
(All amounts are in thousands ($000s))

The following tables present amounts that reconcile management’s reporting of the historical segment information of the KKR Group and preliminary unaudited pro forma segment information of KKR to the historical unaudited combined operating results of the KKR Group and the preliminary unaudited pro forma combined operating results of KKR for the year ended December 31, 2007 and the three months ended March 31, 2008. You should read this information in conjunction with the information included under “Basis of Presentation” and “Notes to Preliminary Unaudited Pro Forma Segment Information.”

For the year ended December 31, 2007 and the three months ended March 31, 2008, the KKR Group did not record any non-cash employee compensation charges or any charges relating to the amortization of intangible assets. Accordingly, for such periods, the combined ENI of the KKR Group and the ENI of the total reportable segments is the equivalent of income before taxes. On a pro forma basis, KKR will record non-cash employee compensation charges as well as any compensation borne by KKR Holdings as described in Note (II) as well as additional non-cash charges relating to the amortization of intangible assets as described in Note (I). As a result, the pro forma consolidated ENI of KKR and the pro forma ENI of the total reportable segments is the equivalent of income before taxes, non-cash employee compensation charges associated with equity interests in the KKR business, any compensation borne by KKR Holdings, and charges relating to the amortization of intangible assets.

The items eliminated in calculating the pro forma consolidated ENI of KKR and the pro forma ENI of the total reportable segments may be significant to KKR’s business: (i) income tax expense represents a necessary element of KKR’s costs and its ability to generate income given that ongoing income generation is expected to result in future income tax expense; (ii) amortization may be a necessary element of KKR’s costs following the Restructuring Transactions and the Acquisition; and (iii) non-cash compensation expense as well as compensation that will be borne by KKR Holdings is expected to be a recurring component of KKR’s costs and KKR is expected to incur lower cash compensation costs as a result of the financial benefits provided to KKR principals through KKR Holdings and equity grants that may be made under KKR’s equity incentive plan. Furthermore, any measure that eliminates compensation costs and the carrying costs associated with balance sheet assets has material limitations as a performance measure. In light of the foregoing limitations, management does not rely solely on ENI as a performance measure and also considers GAAP results. ENI is not a measure of financial performance under GAAP and should not be considered as an alternative to net income or any other measures prepared in accordance with GAAP. Because ENI is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. All amounts in the following tables are in thousands ($000s).

KKR Group Historical Operating Results
Three Months Ended March 31, 2008

	Total Reportable Segments Historical	Combination Adjustments Historical	Combined Historical
Management Fees	$94,960	$(80,030)	$14,930
Advisory Fees	41,073	12,587	53,660
Incentive Fees	—	—	—
Total Fee Income	136,033	(67,443)	68,590

Employee Compensation and Benefits	48,063	—	48,063
Other Operating Expenses	52,715	2,759	55,474
Total Expenses	100,778	2,759	103,537
Fee Related Earnings	35,255	(70,202)	(34,947)
Investment Income (Loss)	(148,395)	(590,003)	(738,398)
Non-Controlling Interests	3,870	(660,205)	(656,335)
Economic Net Income (Loss)	(117,010)	—	(117,010)
Less: Income Tax Expense			888	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$(117,898)

KKR Group Pro-Forma Operating Results
After Adjustments for the Restructuring Transactions and the Acquisition
Three Months Ended March 31, 2008

	Total Reportable Segments Pro-Forma (21%)	Combination Adjustments Pro-Forma	Combined Pro-Forma (21%)
Management Fees	$81,490	$(65,337)	$16,153
Advisory Fees	41,073	12,587	53,660
Incentive Fees	—	—	—
Total Fee Income	122,563	(52,750)	69,813

Employee Compensation and Benefits	30,478	—	30,478
Other Operating Expenses	53,972	1,481	55,453
Total Expenses	84,450	1,481	85,931
Fee Related Earnings	38,113	(54,231)	(16,118)
Investment Income (Loss)	(386,713)	(280,144)	(666,857)
Non-Controlling Interests	(283,894)	(334,375)	(618,269)
Economic Net Income (Loss)	(64,706)	—	(64,706)
Less: Income Tax Expense			—	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$(64,706)

KKR Group Historical Operating Results
Year Ended December 31, 2007

	Historical Total Reportable Segments	Combination Adjustments	Combined
Management Fees	$299,721	$(236,153)	$63,568
Advisory Fees	548,547	228,038	776,585
Incentive Fees	23,335	(1,223)	22,112
Total Fee Income	871,603	(9,338)	862,265

Employee Compensation and Benefits	212,047	718	212,765
Other Operating Expenses	226,049	2,096	228,145
Total Expenses	438,096	2,814	440,910
Fee Related Earnings	433,507	(12,152)	421,355
Investment Income (Loss)	404,585	1,587,198	1,991,783
Non-Controlling Interests	23,264	1,575,046	1,598,310
Economic Net Income (Loss)	$814,828	$—	$814,828
Less: Income Tax Expense			12,064	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$802,764

KKR Group Pro-Forma Operating Results
After Adjustments for the Restructuring Transactions and the Acquisition
Year Ended December 31, 2007

	Total Reportable Segments Pro-Forma (21%)	Combination Adjustments Pro-Forma	Combined Pro-Forma (21%)
Management Fees	$252,137	$(182,482)	$69,655
Advisory Fees	548,547	228,038	776,585
Incentive Fees	22,379	(267)	22,112
Total Fee Income	823,063	45,289	868,352

Employee Compensation and Benefits	110,291	718	111,009
Other Operating Expenses	231,482	(4,980)	226,502
Total Expenses	341,773	(4,262)	337,511
Fee Related Earnings	481,290	49,551	530,841
Investment Income (Loss)	352,268	1,184,056	1,536,324
Non-Controlling Interests	673,645	1,233,607	1,907,252
Economic Net Income (Loss)	$159,913	$—	$159,913
Less: Income Tax Expense			—	(III)
Less: Employee Compensation Charges			—	(II)
Less: Charges Relating to Amortization of Intangible Assets			—	(I)
Combined Net Income (Loss)			$159,913